UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Stellantis N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N82405 106

(CUSIP Number)

Enrico Vellano

Exor N.V.

Gustav Mahlerplein 25, 1082 MS

Amsterdam, The Nethelrands

e-mail: e.vellano@exor.com

Telephone: +31 202402220

With a copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

April 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N82405 106

1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 449,410,092
	8	Shared Voting Power 0
	9	Sole Dispositive Power 449,410,092
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 449,410,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person (See Instructions) HC, CO

ITEM 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Exor”), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission (“SEC”) on October 22, 2014 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 16, 2014 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on December 15, 2016 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on February 3, 2021 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4 “Schedule 13D”), and relates to the common shares, par value €0.01 per share, of Stellantis N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”), the principal executive office of which is located at Singaporestraat 92, 1175 RA, Lijnden, The Netherlands. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D, as amended. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

This Amendment No. 4 is being filed to amend Item 2, Item 5 and Item 6 as follows.

ITEM 2. Identity and Background.

Item 2 is hereby amended and partially restated by replacing the first paragraph with the following:

(a)-(c) This Schedule 13D is filed by Exor N.V. (“Exor” or the “Reporting Person”), a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS, Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) Rows (11) and (13) of the cover pages to this Amendment No. 4 are incorporated by reference herein.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 4 are hereby incorporated by reference herein.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of the Issuer:

•	Mr. John Elkann owns 298,435 common shares of record;

•	Mr. Alessandro Nasi owns 3,750 common shares of record;

•	Mr. Andrea Agnelli owns 36,102 common shares of record; and

Mr. Tiberto Brandolini d’Adda owns 25,973 common shares of record.

The persons listed in Schedule A hereto and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Neither the Reporting Person nor any persons listed in Schedule A have effected any transactions with respect to common shares of the Issuer during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

On April 14, 2021, Exor and Peugeot 1810 S.A.S. (“Peugeot 1810”) entered into an understanding (the “Consultation Understanding”) to establish a process to consult with one another on a cooperative and voluntary basis ahead of the general meetings of shareholders of the Issuer. The following is a summary of the principal provisions of the Consultation Understanding, which is attached as Exhibit 10 to this Schedule 13D and is incorporated by reference into this Item. Pursuant to the Consultation Understanding, representatives of Exor and Peugeot 1810 would meet each year ahead of any general meeting of shareholders of the Issuer to exchange thoughts and discuss their respective views on the agenda items to be put to a vote or for discussion at such general meeting. The Consultation Understanding does not create any obligation to reach a common view during the consultation process, and Exor and Peugeot 1810 remain free at all times to exercise their voting rights in the Issuer autonomously and independently, in their own discretion, and without being bound by any discussions between them. The Consultation Understanding provides that the consultation process described above is not and will not be based on nor result in a sustained joint voting policy and is not aimed, and will not be aimed, either at acquiring control of the Issuer, or at frustrating the successful outcome of any offer for the Issuer, and that accordingly such consultations between Exor and Peugeot 1810 will not constitute and should not be classified as acting in concert within the meaning of any regulations for notifying voting rights and share capital interests in the Netherlands nor for purposes of any Dutch mandatory takeover offer rules. The Parties have further agreed that: (a) they have not, by way of the Consultation Understanding or otherwise, formed a “group” (as such term is defined in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended) for purposes of the U.S. federal securities laws; and (b) that notwithstanding anything to the contrary in the Consultation Understanding, nothing in the Consultation Understanding requires or will require Exor or Peugeot 1810 to take any action that could reasonably be expected to result in the formation of a “group” for purposes of the U.S. federal securities laws. The Consultation Understanding came into effect on April 14, 2021, and will remain in force and effect until April 14, 2026, provided that it will be renewed automatically for another five years if neither of the parties serves the other a written notice of termination at least six months before the end of the initial term. The Consultation Understanding is subject to and will be construed in accordance with Dutch law.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit 10: Consultation Understanding, dated April 14, 2021, by and between Exor and Peugeot 1810.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021

Exor N.V.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer

Chairman Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman and Acting Chief Executive Officer Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Cristoforo Colombo 90, Rome, Italy;

Chairman Fondazione Giovanni Agnelli, Via Giuseppe Giacosa 38, 10125 Torino, Italy.

Italian citizen

Alessandro Nasi Vice Chairman

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Iveco Defence Vehicles SpA, Via Alessandro Volta, 6-39100 Bolzano Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy.

Italian citizen

Marc Bolland Senior Non-Executive Director (Independent Director)

Senior Operating Partner and Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Non-Executive Director International Airlines Group S.A., 2 World Business Centre Heathrow, Newall Road, London Heathrow Airport, Hounslow, TW6 2SF, UK;

Vice-President Unicef UK, 30a Great Sutton Street, London, EC1V 0DU, UK

Vice Chairman Consumer Goods Forum, 47-53, rue Raspail, 92300 Levallois-Perret, France.

Dutch citizen

Andrea Agnelli Director

Non-Executive Director Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy;

Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK;

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman European Club Association, Route de St-Cergue 9, 1260 Nyon, Switzerland;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale, 142—KM 3.95 10060 Candiolo TO, Italy;

Member of the Executive Committee and ECA representative UEFA, Route de Saint-Cergue 9, 1260, Nyon, Switzerland.

Italian citizen

Ginevra Elkann Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier pour l’art contemporain, 261, Boulevard Raspail - 75014 Paris, France;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.;

Non-Executive Director Christian Louboutin, 19 Rue Jean-Jacques Rousseau, 75001 Paris, France.

Italian citizen

Joseph Bae Independent Director

Co-President and Co-Chief Operating Officer KKR, 9 West 57th Street, Suite 4200, New York, NY 10019, USA;

Director KKR, 9 West 57th Street, Suite 4200, New York, NY 10019, USA;Trustee Phillips Andover Academy, 180 Main St, Andover, MA 01810, USA;

Member of Global Advisory Council Harvard University, Cambridge, MA, USA;

Director Lincoln Center, Lincoln Center Plaza, New York, NY 10023, USA;

Director The Asia Society, 725 Park Ave, New York, NY 10021, USA.

Korean citizen

Melissa Bethell Independent Director

Partner and Managing Partner Atairos Europe, 17 Duke of York Street, London SW1Y 6LB, United Kingdom;

Director Atairos Group Inc., 40 Morris Avenue, Bryn Mawr, PA, 19010, USA;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK.

British citizen

Laurence Debroux Independent Director

Member of Executive Board and Chief Financial Officer Heineken NV, Tweede Weteringplantsoen 5, 1017 ZD Amsterdam, the Netherlands. Mrs. Debroux will step down from her position at Heineken NV as of April 22, 2021;

Member of the Board of Directors Ecole des Hautes Etudes Commerciales Paris, 1 Rue de la Libération, 78350 Jouy-en-Josas, France;

Independent Board member Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark.

French citizen

Antonio Mota de Sousa Horta-Osorio Independent Director

Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK. Mr. Mota de Sousa Horta-Osorio is the Chairman-designate of Credit Suisse and will take on such role af of May 1, 2021, leaving his role at Lloyds Banking Group in April 2021;

Non-Executive Director Sociedade Francisco Manuel dos Santos B.V., Teleportboulevard 110, 1043 EJ Amsterdam, The Netherlands;

Chairman Stichting INPAR Foundation, Claude Debussylaan 46, 1082 MD Amsterdam, The Netherlands;

Non-Executive Director Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal;

CBI President’s Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, United Kingdom;

Chairman Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, United Kingdom.

Portuguese citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. (“G.A.”) is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Board Member	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda Board Member

Honorary Chairman Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.

Italian citizen

Alessandro Nasi Board Member	See above in this Schedule A.	Italian citizen

Andrea Agnelli Board Member	See above in this Schedule A.	Italian citizen

Luca Ferrero de’ Gubernatis Ventimiglia Board Member	——	Italian citizen

Jeroen Preller Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Florence Hinnen Board Member	General Counsel Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands; Director Exor Nederland N.V., Gustav Mahlerplein 25, 1082, MS Amsterdam, the Netherlands.	Dutch citizen

Benedetto Della Chiesa Bord Member	Board Member and Managing Partner MVP Group S.r.l., Corso Magenta, 20123 Milano, Italy.	Italian citizen